Exhibit 99.3

Vinci Partners Investments Ltd.

Interim Consolidated Financial Statements as of September 30, 2023

Vinci Partners Investments Ltd.

Consolidated balance sheets

All amounts in thousands of reais

Assets	Note	09/30/2023	12/31/2022

Current assets
Cash and cash equivalents	5(d)	184,215	136,581
Cash and bank deposits	5(d)	38,042	30,108
Financial instruments at fair value through profit or loss	5(d)	146,173	106,473
Financial instruments at fair value through profit or loss	5(c)	1,131,389	1,243,764
Accounts receivable	5(a)	66,456	57,675
Sub-leases receivable	10	4,071	1,500
Taxes recoverable		2,631	1,555
Other assets	6	19,163	16,481
Total current assets		1,407,925	1,457,556

Non-current assets
Financial instruments at fair value through profit or loss	5(c)	6,776	5,985
Accounts receivable	5(a)	35,227	17,298
Sub-leases receivable	10	2,352	1,343
Taxes recoverable		433	3,141
Deferred taxes	20	11,923	9,241
Other assets	6	633	1,065
		57,344	38,073

Property and equipment	8	13,116	11,951
Right of use - Leases	10	57,849	70,136
Intangible assets	9	206,035	189,238
Total non-current assets		334,344	309,398

Total assets		1,742,269	1,766,954

The accompanying notes are an integral part of these interim consolidated financial statements.

Vinci Partners Investments Ltd.

Consolidated balance sheet

All amounts in thousands of reais

Liabilities and equity	Note	09/30/2023	12/31/2022

Current liabilities
Trade payables		563	1,247
Deferred revenue		12,498	-
Leases	10 and 5(e)	24,381	24,147
Accounts payable	11	7,601	7,328
Labor and social security obligations	12	73,763	87,732
Loans and obligations	14	66,081	13,168
Taxes and contributions payable	13	18,880	22,291
Total current liabilities		203,767	155,913

Non-current liabilities
Leases	10 and 5(e)	50,035	62,064
Labor and social security obligations	12	4,439	2,968
Loans and obligations	14	111,878	162,122
Deferred taxes	19	4,630	8,340
Retirement plans liabilities	15	34,701	-
Total non-current liabilities		205,683	235,494

Total liabilities		409,450	391,407

Equity	16
Share capital		15	15
Additional paid-in capital		1,376,255	1,382,038
Treasury shares	16(f)	(167,872)	(114,978)
Retained earnings		91,815	81,310
Other reserves		30,001	24,149
		1,330,214	1,372,534

Non-controlling interests in the equity of subsidiaries	7(b)	2,605	3,013

Total equity		1,332,819	1,375,547

Total liabilities and equity		1,742,269	1,766,954

The accompanying notes are an integral part of these interim consolidated financial statements.

Vinci Partners Investments Ltd.

Interim consolidated statement of income

For the nine and three-month period ended September 30

All amounts in thousands of reais unless otherwise stated

		Nine months ended September 30		Three months ended September 30
Statements of Income	Note	2023	2022	2023	2022

Net revenue from services rendered	17	328,978	296,503	109,086	102,659

General and administrative expenses	18	(180,800)	(167,615)	(61,738)	(59,768)

Operating profit		148,178	128,888	47,348	42,891

Finance income	19	79,172	98,896	9,818	44,704
Finance expenses	19	(36,175)	(32,351)	(14,974)	(7,316)

Finance profit/(loss), net		42,997	66,545	(5,156)	37,388

Profit before income taxes		191,175	195,433	42,192	80,279

Income taxes	20	(35,100)	(34,522)	(10,375)	(11,072)

Profit for the period		156,075	160,911	31,817	69,207

Attributable to the shareholders of the parent company		156,483	160,908	32,005	69,197
Attributable to non-controlling interests		(408)	3	(188)	10

Basic earnings per share in Brazilian Reais		2.80	2.85	0.57	1.22
Diluted earnings per share in Brazilian Reais		2.71	2.81	0.55	1.20

The accompanying notes are an integral part of these interim consolidated financial statements.

Vinci Partners Investments Ltd.

Interim consolidated statement of comprehensive income

For the nine and three-month period ended September 30

All amounts in thousands of reais

	Nine months ended September 30		Three months ended September 30
	2023	2022	2023	2022

Profit for the period	156,075	160,911	31,817	69,207

Other comprehensive income
Items that may be reclassified to profit or loss:
Foreign exchange variance of investees
Vinci Capital Partners GP Limited	(4)	16	5	27
Vinci USA LLC	(1,289)	(290)	1,213	554
Vinci Capital Partners III GP Limited	(36)	13	29	9
GGN GP LLC	(5)	(5)	3	3
VICC Infra GP LLC	(7)	20	5	4
Vinci Capital Partners IV GP LLC	(82)	3	78	3

Total comprehensive income for the period	154,652	160,668	33,150	69,807

Attributable to:
Shareholders of the parent company	155,060	160,665	33,338	69,797
Non-controlling interests	(408)	3	(188)	10

	154,652	160,668	33,150	69,807

The accompanying notes are an integral part of these interim consolidated financial statements.

Vinci Partners Investments Ltd.

Interim consolidated statement of changes in equity

For the nine months ended September 30

All amounts in thousands of reais

	Share	Additional	Retained	Other	Treasury		Non-controlling	Total
	capital	paid-in capital	earnings	reserves	shares	Total	interests	equity

At January 01, 2022	15	1,382,038	70,183	15,182	(52,585)	1,414,833	43	1,414,876

Profit for the period	-	-	160,908	-	-	160,908	3	160,911
Other comprehensive income:
Foreign exchange variation of investee located abroad	-	-	-	(243)	-	(243)	(1)	(244)
Capital increase	-	-	-	-	-	-	1,530	1,530
Share based payments	-	-	-	6,766	-	6,766	-	6,766
Treasury shares bought	-	-	-	-	(47,738)	(47,738)	-	(47,738)
Allocation of profit:
Dividends	-	-	(151,956)	-	-	(151,956)	-	(151,956)

At September 30, 2022	15	1,382,038	79,135	21,705	(100,323)	1,382,570	1,575	1,384,145

At January 01, 2023	15	1,382,038	81,310	24,149	(114,978)	1,372,534	3,013	1,375,547

Profit for the period	-	-	156,483	-	-	156,483	(408)	156,075
Other comprehensive income:
Foreign exchange variation of investee located abroad	-	-	-	(1,423)	-	(1,423)	-	(1,423)
Share based payments	-	(2,783)	-	7,275	2,783	7,275	-	7,275
Treasury shares bought, net of shares sold	-	(3,000)	-	-	(55,677)	(58,677)	-	(58,677)
Allocation of profit:
Dividends	-	-	(145,978)	-	-	(145,978)	-	(145,978)

At September 30, 2023	15	1,376,255	91,815	30,001	(167,872)	1,330,214	2,605	1,332,819

The accompanying notes are an integral part of these interim consolidated financial statements.

Vinci Partners Investments Ltd.

Interim consolidated statements of cash flows

Nine-month period ended September 30

All amounts in thousands of reais unless otherwise stated

	Notes	Nine months ended September 30
		2023	2022
Cash flows from operating activities

Profit before taxation	17	191,175	195,433
Adjustments to reconcile net income to cash flows from operations:
Depreciation and amortization		14,779	11,232
Investment income of financial instruments at fair value through profit or loss		(62,336)	(70,875)
Interest expense on loans and obligations	18	11,736	1,952
Interest on contingent consideration	18	11,796	-
Share based payments	17	10,718	6,765
Financial result on lease agreements	18	7,049	6,864
		184,917	151,371
Changes in assets and liabilities

Accounts receivables		(26,709)	(2,879)
Taxes recoverable		1,631	(1,663)
Other assets		(2,251)	(8,635)
Trade payables		(685)	(87)
Deferred revenue		12,498	16,713
Accounts payable		1,123	56
Labor and social security obligations		(15,940)	(39,310)
Taxes and contributions payable		(2,057)	(1,349)
Contributions for retirements plans		34,282	-
		1,892	(37,154)

Cash generated from operations		186,809	114,217
Income tax paid		(42,545)	(41,488)
Net cash inflow (outflow) from operating activities		144,264	72,729

Cash flows from investing activities
Payment for acquisition of subsidiary		-	(80,000)
Purchases of property and equipment and additions to intangible assets		(25,701)	(2,450)
Purchase of financial instruments at fair value through profit or loss		(208,989)	(326,741)
Sales of financial instruments at fair value through profit or loss		383,329	471,321

Net cash inflow from investing activities		148,639	62,130

Cash flows from financing activities
Capital increase of non-controlling interests in the equity of subsidiaries		-	1,530
Proceeds from loans and obligations, net of transaction costs		-	79,026
Interest payments of loans and obligations		(11,975)	-
Principal payments of loans and obligations		(8,889)	-
Treasury shares acquisition paid, net of treasury shares sold		(58,861)	(49,156)
Lease payments, net of sublease received		(17,562)	(17,042)
Dividends paid		(145,312)	(153,376)
Net cash (outflow) from financing activities		(242,599)	(139,018)

Cash and cash equivalent increased from Business Combination		-	497

Net increase (decrease) in cash and cash equivalents		50,304	(3,662)

Cash and cash equivalents at the beginning of the period	5(d)	136,581	102,569

Foreign exchange variation of cash and cash equivalents in subsidiaries abroad		(2,670)	(1,524)

Cash and cash equivalents at the end of the period (Note 5d)	5(d)	184,215	97,383

Non-cash financing activities

Dividends declared and not yet paid until September 30, 2023 and 2022 were R$ 3,791 and R$ 4,363 (Note 11), respectively.

The accompanying notes are an integral part of these interim consolidated financial statements.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais, unless otherwise stated

1	Operations

Vinci Partners Investments Ltd. Is an exempted company incorporated in the Cayman Islands (referred to herein as “Entity”, “Group” or “Vinci”). The Group started its activities in September 2009. Its objective is to hold investments in the capital of other companies as partner (shareholder). The investees are specialized in rendering alternative investment management, asset allocation and financial advisory services.

The registered office of the Entity is at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

2	Summary of significant accounting policies

2.1	Basis of preparation and presentation

The unaudited interim condensed consolidated financial statements (herein referred to “interim consolidated financial statements”) have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2022.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“R$”), and all amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.

The issuance of these financial statements was authorized by the Entity's management on November 8, 2023.

(a)	Interim consolidated financial statements

Vinci operates as an asset management firm. The Group focuses on private markets, liquid strategies, financial advisory, investment products and solutions, and retirement services, which comprise the main activity of the Group.

The Group controls an entity where the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity.

Also, the Entity holds interest in subsidiaries whose main purpose and activities are providing services that relate to the Entity’s activities. Therefore, the Entity consolidates these subsidiaries.

Ownership interest in subsidiaries on September 30, 2023 and December 31, 2022 are as follows:

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais, unless otherwise stated

	Interest - %

	09/30/2023	12/31/2022

Subsidiaries
Vinci Partners Investimentos Ltda.	100	100
Vinci Assessoria financeira Ltda. (1)	100	100
Vinci Equities Gestora de Recursos Ltda. (1)	100	100
Vinci Gestora de Recursos Ltda. (1)	100	100
Vinci Capital Gestora de Recursos Ltda. (1)	100	100
Vinci Soluções de Investimentos Ltda.	100	100
Vinci Real Estate Gestora de Recursos Ltda. (1)	100	100
Vinci Capital Partners GP Limited.	100	100
Vinci Partners USA LLC	100	100
Vinci GGN Gestão de Recursos Ltda. (1)	100	100
Vinci Infraestrutura Gestora de Recursos Ltda.	100	100
Vinci Capital Partners GP III Limited.	100	100
GGN GP LLC	100	100
Amalfi Empreendimentos e Participações S.A.	-	100
Vinci APM Ltda. (1)	100	100
Vinci Monalisa FIM Crédito Privado IE (2)	100	100
Vinci Asset Allocation Ltda.	75	75
VICC Infra GP LLC	100	100
Vinci Capital Partners IV GP LLC	100	100
Vinci Holding Securitária Ltda.	85	85
Vinci Vida e Previdência S.A. (3)	85	85
SPS Capital Gestão de Recursos Ltda. (4)	100	100
VICC Infra GP (Lux), S.A.R.L.	100	-

(1)	Minority interest represents less than 0.001%.

(2)	Under the terms of IFRS 10, the Entity does not consolidate its investment in Vinci Monalisa FIM Crédito Privado IE and measures at fair value through profit or loss in accordance with IFRS 9.

(3)	Vinci has an indirect interest at Vinci Vida e Previdência of 85% through its subsidiary Vinci Holding Securitária Ltda., which holds 100% of ownership interest at Vinci Vida e Previdência.

(4)	On 16 August 2022, Vinci Soluções de Investimentos Ltda. acquired 90% of the issued share capital of SPS Capital Gestão de Recursos Ltda. The acquisition gives to Vinci Soluções de Investimentos the right of 100% on the economic interest of SPS Gestão de Recursos Ltda.

Subsidiaries are all entities (including structured entities) over which the Group has control. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated balance sheet respectively.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais, unless otherwise stated

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in another reserve within equity attributable to owners of Entity.

When the Group ceases to consolidate an investment or account for it under equity method because of a loss of control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

2.2	Segment reporting

During January 2021, the members of the Board of Directors of Vinci Partners Investments Ltd were appointed. Under the supervision of the Board of Directors, the CEO is responsible for the decision-making process related to executive themes, resources allocation and strategic decisions of Vinci.

The strategic decisions of the Group comprise five distinct business segments: (i) Private market strategies, (ii) Liquid strategies, (iii) Investment products and solutions; (iv) Financial advisory and (v) Vinci retirement services (Note 20).

Strategies were sorted out within business segments following technical and strategic similarities among funds’ attributes, such as management and performance fee structures, liquidity constraints, targeted returns and investor profile.

3	Accounting estimates and judgments

The Entity makes estimates and assumptions concerning the future, based on historical experience and other factors, including expectations of future events. The resulting accounting estimates will, by definition, seldom equal the related actual results. The main estimations and assumptions made by the Entity is included as follow:

•	Allowance of expected credit losses of accounts receivable.

•	Provision for profit sharing.

•	Consolidation of subsidiaries.

•	Fair value measurement of financial assets.

•	Provision for contingent liabilities.

•	Impairment for goodwill and other intangible assets.

•	Fair value measurement of contingent consideration.

•	Fair value of share-based payments.

4	Financial risk management

The main risks related to the financial instruments are credit risk, market risk, and liquidity risk, as defined below. The management of such risks involves various levels in the Entity and comprehends a number of policies and strategies. The Group's risk management focuses on the unpredictability of financial markets and seeks to mitigate potential adverse impacts on the Group's financial performance.

4.1	Financial risk factors

This note explains the Group's exposure to financial risks and how these risks could affect the Group's future financial performance. Current year profit and loss information has been included where relevant to add further context.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais, unless otherwise stated

The Group's risk management is predominantly controlled by a risk assessment department under process and controls approved by the management. The management provides written process and controls for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

(a)	Credit risk

Credit risk arises from cash and cash equivalents, contractual cash flows of debt investments carried at amortized cost, at fair value through profit or loss (FVTPL), and deposits with banks and financial institutions, as well as credit exposures to wholesale and retail customers, including outstanding receivables.

(i) Risk management

Vinci's treasury manages credit risk on a group basis. As of September 30, 2023, and 2022 the expected credit losses are considered immaterial due to the short maturities of the deposits and the credit quality of the main counterparty, which have a credit rating AAA evaluated by Fitch Ratings. The Entity has not suffered any losses from cash and cash equivalent since inception. Vinci's treasury review expected credit losses on a regular basis.

(ii) Impairment of financial assets

The Group has the following types of financial assets that are subject to the expected credit loss model:

• Accounts receivable.

• Debt investments carried at amortized cost.

While cash and cash equivalents are also subject to the impairment requirements of IFRS 9, the expected impairment loss was immaterial.

(b)	Market risk

(i) Foreign exchange risk

At the reporting date, the carrying amount value of the Group’s financial assets and liabilities exposed to US Dollars were as follows:

Balance sheet	09/30/2023	12/31/2022

Cash and cash equivalents	25,565	30,087
Accounts receivable	6,335	13,823
Other receivables	2,393	1,618
Current assets	34,293	45,528

Leases, property and equipment	3,054	3,596
Non-current assets	3,054	3,596

Trade payables	1,204	1,657
Labor and social security obligations	3,226	7,295
Current liabilities	4,430	8,952

Payables to related parties	-	608
Other payables	250	-
Lease	1,207	1,973
Non-current liabilities	1,458	2,581

Net Equity	31,460	37,591

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais, unless otherwise stated

The aggregate net foreign exchange gains/losses recognized in profit or loss were:

	Nine months ended September 30		Three months ended September 30
Net foreign exchange result for the period	2023	2022	2023	2022

Financial revenue	501	2,297	501	211
Financial expense	(774)	(2,986)	-	-

Net foreign exchange result, net	(274)	(689)	501	211

The Group operates internationally and is exposed to foreign exchange risk, exclusively the US dollar.

Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the functional currency of the Group.

(ii) Interest rate risk

The Group's profit or loss is sensitive to higher/lower interest income from cash equivalents and fixed income funds as a result of changes in interest rates.

(iii) Price risk

The Group's exposure to investment securities price risk arises from investments held by the group and classified in the balance sheet at fair value through profit or loss (note 5).

To manage its price risk arising from investments in investment securities, the Group diversifies its portfolio. Diversification of the portfolio is done in accordance with the limits set by the Group.

The majority of the Group's financial investments that are exposed to significant price risk are the private equity investments and investments held by Monalisa FIM. Note 5(d) demonstrates the sensitivity analyses of impact for the assets held by the Group.

(c)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities and the availability of funding through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. At the end of the reporting period the Group held bank deposits and certificates of deposits of R$ 184,215 (12/31/2022 – R$ 136,581) that are expected to readily generate cash inflows for managing liquidity risk.

Net debt reconciliation

This section sets out an analysis of net debt and the movements in net debt for each of the years presented.

	09/30/2023	12/31/2022
Cash and cash equivalents	184,215	136,581
Financial instruments at fair value through profit or loss (i)	1,131,389	1,243,764
Trade payables	(563)	(1,247)
Labor and social security obligations	(78,202)	(90,700)
Accounts payable	(7,601)	(7,328)
Lease liabilities	(74,416)	(86,211)
Commercial Notes	(70,673)	(83,212)
Consideration payable	(46,991)	(43,579)
Contingent consideration	(60,295)	(48,499)
Retirement plans liabilities	(34,701)	-
Net debt	942,162	1,019,569

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais, unless otherwise stated

(i)	Comprised of liquid and illiquid investments. Liquid investments are current assets that are traded in an active market. Illiquid investments are comprised of assets that trade infrequently.

	Financial liabilities				Other assets
	Payables	Loans and obligations	Retirement plans	Lease liabilities	Cash and cash equivalents	Financial instruments at fair value through profit or loss
Net debt as at
December 31, 2021	(117,807)	-	-	(85,544)	102,569	1,372,926

Cash flow and dividends provision	18,532	-	-	24,440	26,599	(215,046)

Fair value adjustment	-	-	-	-	7,413	85,884
Addition and finance expenses accrual	-	(175,290)	-	(25,197)	-	-
Foreign exchange adjustments	-	-	-	-	-	-
Other changes (i)	-	-	-	90	-	-
December 31, 2022	(99,275)	(175,290)	-	(86,211)	136,581	1,243,764

Cash flow and dividends provision	12,909	-	(35,120)	19,257	38,225	(174,582)
Fair value adjustment	-	-	419	-	9,409	62,207
Addition and finance expenses accrual	-	(2,669)		(7,542)	-	-
Foreign exchange adjustments	-	-		-	-	-
Other changes (i)	-	-		80	-	-
September 30, 2023	(86,366)	(177,959)	(34,701)	(74,416)	184,215	1,131,389

(i) Other changes include non-cash movements, including Cumulative Translation Adjustments (“CTA”) which will be presented as in other comprehensive income statements.

Maturities of financial liabilities

Except for the retirement plans liabilities, the tables below analyze the Group's financial liabilities into relevant maturity groupings based on their contractual maturities for significant financial liabilities.

Contractual maturities of financial liabilities at September 30, 2023	Less than 1 year	Between 1 and 3 years	Over 3 years	Total	Carrying amount

Trade payables	(563)	-	-	(563)	(563)
Labor and social security obligations	(73,763)	(4,439)	-	(78,202)	(78,202)
Lease liabilities	(24,381)	(35,508)	(36,897)	(96,786)	(74,416)
Accounts payable	(7,601)	-	-	(7,601)	(7,601)
Loans and financing	(48,324)	(98,574)	(79,932)	(226,830)	(177,959)
Total	(154,632)	(138,521)	(116,829)	(409,982)	(338,741)

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais, unless otherwise stated

Contractual maturities of financial liabilities at December 31, 2022	Less than 1 year	Between 1 and 3 years	Over 3 years	Total	Carrying amount

Trade payables	(1,247)	-	-	(1,247)	(1,247)
Labor and social security obligations	(87,732)	(2,968)	-	(90,700)	(90,700)
Lease liabilities	(24,147)	(45,878)	(43,356)	(113,381)	(86,211)
Accounts payable	(7,328)	-	-	(7,328)	(7,328)
Loans and financing	(20,876)	(104,761)	(90,890)	(216,527)	(175,290)
Total	(141,330)	(153,607)	(134,246)	(429,183)	(360,776)

(d)	Sensitivity analysis

The Group monitors and evaluates the market risk related to its financial investments portfolio periodically to assess its volatility, through changes that can significantly impact its financial results. Considering a period of one day and the historical results over the past year, the following Value at Risk (VAR) parameters were used:

●	0.25% (or R$ 2.9 million) of the financial investment portfolio for a confidence interval of 95% on September 30, 2023 (0.18% or R$ 2.4 million on December 31, 2022).

●	0.35% (or R$ 4.0 million) of the financial investment portfolio for a confidence interval of 99% on September 30, 2023 (0.30% or R$ 3.95 million on December 31, 2022).

Additionally, the Group evaluated the financial investment portfolio on September 30, 2023 and December 31, 2022, through stress scenarios according to the main risk factors related to its investments, as presented in the table below:

			Financial Impact (**)
Risk Factor	Variation in	Stress Scenario (*)	09/30/2023	12/31/2022
Current inflation	Inflation index	-100bps	5.1	1.6
Exchange traded real estate funds	Share prices	-10%	(19.2)	(17.9)
Brazilian stock prices	Share prices	-10%	(5.7)	(5.8)
Fixed-rate offshore rates	US yield curve	-100bps	(1.2)	(1.8)
Foreign exchange rate	Foreign exchange rates	10% (***)	(0.0)	4.1
Domestic base overnight rate	Domestic base overnight rate	-100bps	(5.8)	(6.9)

(*) bps - basis point (1bps = 0,01%)

(**) In millions of Brazilian reais

(***) Brazilian reais devaluation against US Dollars

An equal change in the opposite direction of the stress scenario would have affected the financial investment portfolio by a similar amount, on the basis that all other variables remain constant.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais, unless otherwise stated

5	Financial instruments

This note provides information about the group's financial instruments, including:

- an overview of all financial instruments held by the Group

- specific information about each type of financial instrument

- accounting policies

- information about determining the fair value of the instruments, including judgements and estimation uncertainty involved.

The Group classifies its financial assets in the following measurement categories:

●	those measured at fair value or through profit or loss, and

●	those measured at amortized cost.

The classification depends on the entity's business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will be recorded in profit or loss.

Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade date, being the date on which the group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the group has transferred substantially all the risks and rewards of ownership.

Measurement

At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

The Group holds the following financial instruments:

Financial assets	Section	09/30/2023	12/31/2022

Accounts receivable	(a)	101,683	74,973
Other financial assets at amortized cost	(b)	4,933	6,356
Cash and cash equivalents	(d)	184,215	136,581
Financial assets at fair value through profit or loss (FVPL)	(c)	1,138,165	1,249,749
		1,428,996	1,467,659

Financial liabilities

Liabilities at amortized cost	(e)	86,366	99,275
Lease liabilities	(e)	74,416	86,211
Loans and financing	(e)	177,959	175,290
		338,741	360,776

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais, unless otherwise stated

The Group's exposure to risks associated with the financial instruments is discussed in Note 4. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

a)	Accounts receivable

Current assets	09/30/2023	12/31/2022
Accounts receivable from contracts with customers	66,622	57,841
Loss allowance	(166)	(166)

Non-current assets
Accounts receivable from contracts with customers	35,227	17,298
	101,683	74,973

Accounts receivables are recognized initially at the amount of consideration that is unconditional and are not submitted to any financial components. They are subsequently measured at amortized cost, less loss allowance.

Current accounts receivable are amounts due from customers for services performed in the ordinary course of business. They are generally due for settlement within 30 days and are therefore classified as current in its entirety. Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.

Non-current accounts receivable comprised by unrealized performance fees and other receivables. Unrealized performance fees are recognized when the management, with accumulated experience, estimate that it is highly probable that a significant reversal will not occur.

The Entity use a provision matrix to calculate expected credit losses and the exposure to credit risk from receivables are reviewed on a regular basis. Accounts receivable allowance for expected credit losses are presented in general and administrative expense.

The loss allowances for accounts receivable as of September 30, 2023 and December 31, 2022 reconcile to the opening loss allowances as follows:

	09/30/2023	12/31/2022
Opening loss allowance on January 1	(166)	(170)
Increase in accounts receivable allowance recognized in profit or loss	-	4
Closing loss allowance on September 30 / December 31	(166)	(166)

Accounts receivables are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, among others, the failure of a debtor to engage in a repayment plan with the group, and a failure to make contractual payments. The Entity has not written any amount of accounts receivable during 2023 and 2022. Subsequent recoveries of amounts previously written off are credited against the same line item.

b)	Other financial assets at amortized cost

Financial assets at amortized cost refer to the following debt instruments:

	09/30/2023	12/31/2022

Employees loans (Note 6 (i))	4,933	6,356

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais, unless otherwise stated

These amounts generally arise from transactions outside the usual operating activities of the group. Interest may be charged at commercial rates and collateral is not normally obtained.

All the financial assets at amortized cost are denominated in Brazilian currency units. As a result, there is no exposure to foreign currency risk. There is also no exposure to price risk as the investments will be held to maturity.

See note 6 for more details.

c)	Financial assets at fair value through profit or loss

The group classifies the following financial assets at fair value through profit or loss (FVPL):

-	Mutual funds;

-	Private markets funds.

Financial assets measured at FVPL include the following categories:

	09/30/2023	12/31/2022

Current assets	1,131,389	1,243,764
Mutual funds	1,131,389	1,243,764

Non-current assets	6,776	5,985
Private markets funds	6,776	5,985

The following tables demonstrate the funds invested included in each category mentioned above.

Mutual funds
	09/30/2023	12/31/2022

Vinci Monalisa FIM Crédito Privado IE (2)	961,503	1,057,547
Vinci Multiestratégia FIM	61,292	165,339
Vinci International Master Portfolio SPC - Reflation SP	627	12,824
VINCI INST FI RF REF DI	61,333	-
Vinci Reservas Técnicas FI RF DI	2,139	-
Retirement services investment funds (1)	34,701	-
FI Vinci Renda Fixa CP	9,794	8,054
	1,131,389	1,243,764

Private markets
	09/30/2023	12/31/2022

Vinci Capital Partners III Feeder FIP Multiestratégia	3,928	3,351
Nordeste III FIP Multiestratégia	2,848	2,634
Total Private markets funds	6,776	5,985

(1) These funds refer to the financial products as part of the Company's retirement plans services. See Note 15 for further information.

(2) Vinci Monalisa FIM Crédito Privado IE (“Vinci Monalisa”) is a mutual fund incorporated in Brazil and wholly owned by the Company. Vinci Monalisa’s balances are the following:

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais, unless otherwise stated

	09/30/2023	12/31/2022
Net Asset Value	961,503	1,057,547
Real estate funds	227,845	220,617
Mutual funds	600,050	743,479
Private equity funds	116,706	70,367
Other assets/liabilities	16,902	23,084

The Vinci Monalisa’s portfolio is comprised of liquid and illiquid investee funds with different redemption criteria. Over 80% of its investments are liquid and may be redeemed and 20% are non-redeemable investments. The following tables demonstrate the funds invested by Vinci Monalisa:

Mutual funds

Vinci Monalisa holds investments in several mutual funds to seek profitability through investments in various classes of financial assets such as fixed income assets, Brazilian government bonds, public equities, derivatives financial instruments, investment funds and other short-term liquid securities. As of September 30, 2023, and December 31, 2022, Vinci Monalisa holds R$ 600,050 and R$ 743,479 of investments in mutual funds, respectively, which are distributed in the following classification:

	09/30/2023	12/31/2022
Mutual Funds’ classification
Interest and foreign exchange (a)	81.70%	72.79%
Unrestricted investments (b)	-	11.83%
Foreign investments (c)	5.94%	6.20%
Macro (d)	4.23%	3.16%
Specific strategy (e)	8.13%	6.02%
	100.00%	100.00%

(a)	Funds that seek long-term returns via investments in fixed-income assets, admitting strategies that imply interest risk, price index risk and foreign currency risk.

(b)	Funds without commitment to concentration in any specific strategy.

(c)	Funds that invest in financial assets abroad in a portion greater than 40% of their net asset values.

(d)	Funds that operate in various asset classes (fixed income, variable income, foreign exchange, etc.), with investment strategies based on medium and long-term macroeconomic scenarios.

(e)	Funds that adopt an investment strategy that involves specific risks, such as commodities, futures of index, etc.

Real Estate funds
	09/30/2023	12/31/2022

Vinci Credit Securities FII (i)	69,549	75,720
Vinci Imóveis Urbanos FII (ii)	54,356	53,346
Vinci Offices FII (iii)	38,448	43,163
Other real estate funds (iv)	65,492	48,388
	227,845	220,617

(i) The fund invests in real estate receivable certificates, bonds and other real estate assets;

(ii) The fund’s investment strategy is to acquire properties in the retail, general markets, health and education sectors located in large urban centers that, in the Manager's view, generate long-term value;

(iii) The fund invests in controlling corporate buildings, mostly leased, which, in the Manager's view, generate value for the properties.

(iv) Comprised of funds that allocate their capital in diversified portfolios of shares of real estate funds, real estate receivable certificates, bonds, securities and other real estate assets.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais, unless otherwise stated

Private markets funds
	09/30/2023	12/31/2022

Vinci Impacto Ret IV FIP Multiestratégia	4,189	2,925
Vinci Infra Coinvestimento I FIP - Infraestrutura (i)	10,233	10,924
Vinci Infra Água e Saneamento Strategy FIP - Infraestrutura	43,618	33,946
Vinci Crédito Infra Institucional Fundo Incentivado - Infraestrutura	36,389	7,584
Other funds	22,277	14,988
Total private markets funds	116,706	70,367

(i) Fund focused on the acquisition of shares, share bonuses subscriptions, debentures convertible or not into shares, or other securities issued by publicly-held, publicly-traded or private corporations that develop new projects of infrastructure in the development sector and operations of electric power transmission lines, participating in the decision-making process of the investee, with effective influence. As of September 30, 2023 and December 31, 2022, the fund held investment in Água Vermelha Transmissora de Energia S.A.

During the period, the following gains/(losses) were recognized in profit or loss:’

	Nine months ended September 30		Three months ended September 30
	2023	2022	2023	2022
Fair value gains on investments at FVPL recognized in finance income	73,403	75,895	8,680	41,374

d)	Cash and cash equivalents

Current assets	09/30/2023	12/31/2022
Cash and bank deposits	38,042	30,108
Certificate of deposit (i)	146,173	106,473
	184,215	136,581

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, bank deposits held at financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(i) Comprises certificates of deposits issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with an interest rate of 101% of CDI (interbank deposit rate). The certificates are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

e)	Financial liabilities

	09/30/2023	12/31/2022

Current	172,389	133,622
Trade payables	563	1,247
Labor and social security obligations (Note 12)	73,763	87,732
Loans and obligations (Note 14)	66,081	13,168
Lease liabilities	24,381	24,147
Accounts payable (Note 11)	7,601	7,328

Non-current	166,352	227,154
Lease liabilities	50,035	62,064
Labor and social security obligations (Note 12)	4,439	2,968
Loans and obligations (Note 14)	111,878	162,122

	338,741	360,776

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais, unless otherwise stated

(a)	Fair value hierarchy

This section explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value through profit or loss in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level follows underneath the table.

	On September 30, 2023
Recurring fair value measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Certificate of deposits	-	146,173	-	146,173
Mutual funds	-	1,131,389	-	1,131,389
Private equity funds	-	-	6,776	6,776
Total Financial Assets	-	1,277,562	6,776	1,284,338

	On December 31, 2022
Recurring fair value measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Certificate of deposits	-	106,473	-	106,473
Mutual funds	-	1,243,764	-	1,243,764
Private equity funds	-	-	5,985	5,985
Total Financial Assets	-	1,350,237	5,985	1,356,222

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded real estate funds) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Vinci Monalisa is a financial instrument classified as level 2. Its portfolio is comprised of items that could be classified as level 1, level 2 and level 3, in the amount of R$ 154,663, R$ 607,739 and R$ 182,199, respectively (2022: R$ 172,228, R$ 743,479 and R$ 111,623, respectively).

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

(b)	Valuation techniques used to determine fair values

Specific valuation techniques used to value financial instruments include:

- the use of quoted market prices

- for level 3 financial instruments – discounted cash flow analysis.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais, unless otherwise stated

All non-listed assets fair value estimates are included in level 2, except for private equity funds, where the fair values have been determined based on fair value appraisals for fund's investments, performed by the fund's management (Vinci Capital and Vinci Infra) or a third party hired by the Fund’s Administrator. The most part of the level 3 financial instruments evaluation uses discount cash flows techniques to evaluate the fair value of the Fund's investments. The appraisals performed by a third party are reviewed by Vinci or its subsidiaries (fund's management).

(c)	Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 items for the period/year ended September 30, 2023 and December 31, 2022:

Fair Value
Opening balance January 1, 2022	8,593
Capital deployment	1,229
Sales and distributions (a)	(4,008)
Gain recognized in finance income	171
Closing balance December 31, 2022	5,985
Capital deployment	930
Sales and distributions	(247)
Gain recognized in finance income	108
Closing balance September 30, 2023	6,776

(a) In 2022, Vinci Infra Transmissão FIP – Infraestrutura was transferred to Vinci Monalisa.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais, unless otherwise stated

6	Other assets

	09/30/2023	12/31/2022

Employees loans (i)	4,933	6,356
Sundry advances	155	192
Advances to projects in progress (ii)	12,178	9,774
Other prepayments	1,405	155
Related parties’ receivables (iii)	77	253
Guarantee deposits (iv)	508	523
Sublease receivables	227	-
Others	313	293

	19,796	17,546

Current	19,163	16,481
Non-current	633	1,065

	19,796	17,546

(i)	Refers to amounts receivable from employees.

(ii)	Refers to costs incurred by projects related to funds administered by Vinci, that are initially paid by the Group and subsequently reimbursed.

(iii)	Refers to an intercompany transaction. See Note 19 for more details.

(iv)	Refers to the security deposit of a lease.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais, unless otherwise stated

7	Investments

(a)	Business Combination

(i)	Summary of acquisition

On 16 August 2022, Vinci Soluções de Investimentos Ltda., a wholly owned subsidiary of Vinci, acquired 90% of the issued share capital of SPS Capital Gestão de Recursos Ltda (“SPS”), a leading independent alternative asset manager focused on the Special Situations segment in Brazil. The total purchase consideration was 184,432, including a contingent consideration (earn-out).

Contingent Consideration (Earn-out)

In the event that certain pre-determined fundraising and incremental management fee is achieved for the years ended until December 31, 2026, an additional consideration in VINP’s Class A common shares through an earnout structure will be paid in 2027, up to a maximum number of 1.7 million shares.

(b)	Non-controlling interests (NCI)

Set out below is summarized financial information for each subsidiary that has non-controlling interests that are material to the group. The amounts disclosed for each subsidiary are before inter-company eliminations.

	Vinci Asset Allocation		Vinci Holding Securitária		Total
	09/30/2023	12/31/2022	09/30/2023	12/31/2022	09/30/2023	12/31/2022
Summarized Balance Sheet

Current assets	341	-	54,077	18,322	54,418	18,322
Current liabilities	(301)	(1)	(930)	(601)	(1,230)	(602)
Current net assets	40	(1)	53,147	17,721	53,187	17,720

Non-current assets	601	601	11,467	3,345	12,068	3,946
Non-current liabilities	(1,550)	(732)	(45,734)	(759)	(47,284)	(1,491)
Non-current net assets	(949)	(131)	(34,267)	2,586	(35,214)	2,455

Net assets	(909)	(132)	18,880	20,307	17,971	20,175

Accumulated NCI	(227)	(33)	2,832	3,046	2,605	3,013

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais, unless otherwise stated

Summarized statement	Vinci Asset Allocation		Vinci Holding Securitária		Vinci Int'l Real Estate	Total
of comprehensive income	09/30/2023	09/30/2022	09/30/2023	09/30/2022	09/30/2022	09/30/2023	09/30/2022

Revenue	26	-	20	-	90	46	90

Profit for the period	(778)	(50)	(1,423)	102	1	(2,201)	53

Total comprehensive income	(778)	(50)	(1,423)	102	1	(2,201)	53

Profit/(loss) allocated to NCI	(195)	(13)	(213)	16	-	(408)	3

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais, unless otherwise stated

8	Property and equipment

						09/30/2023
	Furniture	Improvements in properties	Computers		Work of arts and others
	and fittings	of third	and peripherals -	Equipaments
	stuffs	parties	improvements	and tools		Total

Cost
At January 1, 2023	11,782	47,824	7,113	10,241	873	77,833
Acquisitions	1,070	1,344	429	380	796	4,019
Foreign Exchange variations of property and equipment abroad	-	(801)	-	(230)	-	(1,031)

At September 30, 2023	12,852	48,367	7,542	10,391	1,669	80,821

Accumulated depreciation At January 1, 2023	(8,473)	(42,188)	(5,707)	(9,514)	-	(65,882)
Depreciation	(609)	(1,768)	(301)	(164)	-	(2,842)
Foreign Exchange variations of property and equipment abroad	-	797	-	222	-	1,019

At September 30, 2023	(9,082)	(43,159)	(6,008)	(9,456)	-	(67,705)

Net book value
At January 1, 2023	3,309	5,636	1,406	727	873	11,951

At September 30, 2023	3,770	5,208	1,534	935	1,669	13,116

Annual depreciation rate - %	10	From 10 to 20	20	10

Extension options in office leases have not been included in the lease liability, because the Group could replace the assets without significant cost or business disruption.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais, unless otherwise stated

						09/30/2022
	Furniture	Improvements in properties	Computers		Work of arts and others
	and fittings	of third	and peripherals -	Equipments
	stuffs	parties	improvements	and tools		Total

Cost
At January 1, 2022	11,620	49,024	6,379	10,532	789	78,344
Aquisitions	104	142	468	76	48	839
Assets recognized as a result of SPS acquisition	19	-	148	3	-	170
Foreign Exchange variations of property and equipment abroad	-	(663)	-	(190)	-	(853)

At September 30, 2022	11,743	48,503	6,995	10,421	837	78,500

Accumulated depreciation At January 1, 2022	(7,644)	(41,389)	(5,323)	(9,694)	-	(64,050)
Depreciation	(632)	(1,639)	(283)	(150)	-	(2,704)
Foreign Exchange variations of property and equipment abroad	-	652	-	180	-	832

At September 30, 2022	(8,276)	(42,376)	(5,606)	(9,664)	-	(65,922)

Net book value
At January 1, 2022	3,976	7,635	1,056	838	789	14,294

At September 30, 2022	3,467	6,127	1,389	757	837	12,578

Annual depreciation rate - %	10	From 10 to 20	20	10

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais, unless otherwise stated

9	Intangible assets

Intangible assets include expenditures with the development of the software, placement agent and the goodwill generated by the acquisition of SPS.

The software development comprises mainly products for Risk System and Portfolio Allocation, whose purpose is to evaluate the risk of the funds and to allocate the clients' portfolio and systems and applications which are being developed to support retirement services applications.

The Entity assesses at each reporting date whether there is an indication that an intangible asset may be impaired. If any indication exists, the Entity estimates the asset's recoverable amount. There were no indications of impairment of intangible assets for the period ended September 30, 2023 and December 31, 2022.

					09/30/2023
	Software development	Placement Agent (a)	Goodwill (b)	Management Contracts (c)	Total

Cost
At January 1, 2023	28,250	1,359	162,290	22,049	213,948
Additions	9,863	11,770	-	-	21,633
Foreign exchange variation of intangible assets abroad	(337)	(52)	-	-	(389)

At September 30, 2023	37,776	13,077	162,290	22,049	235,192

Accumulated amortization
At January 1, 2023	(23,629)	(65)	-	(1,016)	(24,710)
Amortization	(947)	(1,537)	-	(2,286)	(4,770)
Foreign exchange variation of intangible assets abroad	325	(2)	-	-	323

At September 30, 2023	(24,251)	(1,604)	-	(3,302)	(29,157)

At January 1, 2023	4,621	1,294	162,290	21,033	189,238

At September 30, 2023	13,525	11,473	162,290	18,747	206,035

Amortization rate (per year) - %	20%	(a)	(b)	(c)

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais, unless otherwise stated

(a) Refers to amounts capitalized relating to agreements with investments placement agents relating to funds raised from investors in funds managed by the Group. These amounts are amortized based on the estimated duration of the related funds. In case of an early liquidation of the funds, the amortization period is adjusted, or if there is an indication of impairment, an impairment evaluation is performed and recognized, if necessary.

(b) Goodwill has an indefinite useful life and are not subject to amortization. Goodwill is tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. At December 31, 2022, goodwill was tested and any provision for impairment losses was identified by Vinci.

(c) Refers to the purchase price allocated to Fund’s Management Contracts as a result of SPS acquisition. These amounts are amortized based on the duration of the related funds.

Other assets than Goodwill are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units).

					09/30/2022
	Software development	Placement Agent (a)	Goodwill (b)	Management Contracts (c)	Total

Cost
At January 1, 2022	24,790	-	-	-	24,790
Additions	1,150	461	-	-	1,611
Assets recognized as a result of SPS acquisition			162,290	22,049	184,339
Foreign exchange variation of intangible assets abroad	(54)	22	-	-	(32)

At September 30, 2022	25,886	483	162,290	22,049	210,708

Accumulated amortization
At January 1, 2022	(23,633)	-	-	-	(23,633)
Annual amortization	(438)	-	-	(254)	(692)
Foreign exchange variation of intangible assets abroad	275	-	-	-	275

At September 30, 2022	(23,796)	-	-	(254)	(24,050)

At January 1, 2022	1,157	-	-	-	1,157

At September 30, 2022	2,090	483	162,290	21,795	186,658

Amortization rate (per year) - %	20%	(a)	(b)	(c)

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais, unless otherwise stated

10	Leases

This note provides information for leases where the Group is a lessee. The notes also provide the information of subleases agreements where the Group is a lessor, once part of the assets leased by the Group is subleased to third parties.

(i)	Amount recognized in the balance sheet

The balance sheet shows the following amounts relating to leases:

	09/30/2023	12/31/2022
Sub-lease receivable
Rio de Janeiro Office - BM 336	6,423	2,843
Total	6,423	2,843

Current	4,071	1,500
Non-current	2,352	1,343
Total	6,423	2,843

Right of use assets
Rio de Janeiro Office - BM 336	47,077	55,758
São Paulo Office – JRA	9,755	12,682
NY Office - third Avenue	1,017	1,696
Total	57,849	70,136

Lease liabilities
Rio de Janeiro Office - BM 336	(61,569)	(70,538)
São Paulo Office – JRA	(11,640)	(13,701)
NY Office - third Avenue	(1,207)	(1,972)
Total	(74,416)	(86,211)

Current	(24,381)	(24,147)
Non-current	(50,035)	(62,064)
Total	(74,416)	(86,211)

Reductions to the right-of-use assets until September 30, 2023 were R$ 4,782 (additions of R$ 15,838 during 2022 financial year).

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais, unless otherwise stated

(ii)	Amount recorded in the statement of profit or loss

The statement of profit or loss shows the following amounts relating to leases:

	Nine months ended September 30		Three months ended September 30
	2023	2022	2023	2022

Right of use assets depreciation	(7,437)	(8,049)	(2,246)	(2,571)
Financial expense	(7,542)	(7,169)	(2,394)	(2,297)
	(14,979)	(15,218)	(4,640)	(5,048)

The total cash outflow for leases until September 30, 2023 was R$ 19,257 (R$ 18,236 until September 30, 2022).

The Group’s leasing activities and how these are accounted for are disclosed in the Group’s annual consolidated financial statements as of December 31, 2022.

11	Accounts payable

	09/30/2023	12/31/2022

Dividends payable (i)	3,791	4,363
Treasury shares acquisition (ii)	1,117	839
Rent payable – prior month expense	2,083	2,056
Other payables	610	70

	7,601	7,328

Current	7,601	7,328
Non-current	-	-

(i)	On December 31, 2022, the partners approved a distribution of dividends for the results of the current month. On January 25, 2023, the amount of R$ 572 was paid, remaining outstanding the amount of R$ 3,791.

(ii)	As informed in Note 14(f), on May 6, 2021, Vinci started its share repurchase program. The shares repurchased were totally settled up to the second working day after the acquisition.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais, unless otherwise stated

12	Labor and social security obligations

	09/30/2023	12/31/2022

Profit sharing	63,989	80,840
Labor provisions	14,213	9,860

	78,202	90,700

Current	73,763	87,732
Non-current	4,439	2,968

Except for the profit sharing related to the unrealized performance fees, the accrual for profits sharing payable on December 31, 2022 was paid in January 2023. Profit sharing is calculated based on the performance review of each employee plus the area performance, in accordance with an Entity policy. Vinci Management estimated the profit sharing as of September 30, 2022 based on the management and advisory net revenue recognized and the realized performance fee up to September 30, 2023.

Since the second quarter of 2022 labor provisions are being impacted by provisions and social charges related to Restricted Share Units Plan (RSUs). The non-current amount comprises the provisions and social charges for the RSUs which the vesting dates are over than 1 year. Please see note 23 for more details.

13	Taxes and contributions payable

	09/30/2023	12/31/2022

Income tax	11,663	13,746
Social contribution	3,997	4,847
Social Contribution on revenues (COFINS)	1,878	2,128
Social Integration Program (PIS)	411	460
Service tax (ISS) on billing	677	856
Withholding Income Tax (IRRF) deducted from third parties	95	143
Others	159	111

	18,880	22,291

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais, unless otherwise stated

14	Loans and obligations

	09/30/2023	12/31/2022

Commercial Notes (i)	70,673	83,212
Consideration payable (ii)	46,991	43,579
Contingent consideration (iii)	60,295	48,499

	177,959	175,290

Current	66,081	13,168
Non-current	111,878	162,122

(i)	Commercial Notes

On August 15, 2022, Vinci Soluções de Investimentos Ltda,. a subsidiary of Vinci, issued 80,000 commercial notes in the total amount of R$ 80,000 (R$ 1,000.00 reais for each commercial note). The commercial notes was subject to public distribution 90 days after the issuing date. The main characteristics of the financial instrument are indicated below:

Term and expiration date: 5 (five) years, ending on August 15, 2027.

Interest rate: 100% of the daily rates of interbank deposits (“DI”) plus a spread of 2.15% on annually basis.

Amortization: On semi-annually basis, beginning on February 15, 2023.

Commercial Notes comprises a financial liability evaluated at amortized cost. Interest expense is calculated using the effective interest method and is recognized in profit or loss as part of financial expense.

Accordingly, to the terms of the agreement, the Group is committed to be compliant with financial covenants, on an annual basis and beginning on December 31, 2022. The entity was in compliance with the covenants as of December 31, 2022.

The following table presents the changes in the Commercial Notes up the period ended September 30, 2023 and December 31, 2022:

Face value of the notes issued	80,000
(-) Transaction costs	(974)
Interest expense	4,186
Closing balance December 31, 2022	83,212
Interest expense	8,325
Interest paid	(11,975)
Principal paid	(8,889)
Closing balance September 30, 2023	70,673

Current	10,201
Non-current	60,472

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais, unless otherwise stated

(ii)	Consideration payable

Accordingly, to Note 7(a), Vinci acquired SPS Capital Gestão de Recursos Ltda on August 16, 2022. As part of the deal, Vinci assumed a financial obligation to be paid in the second anniversary of the closing date. The amount as of September 30, 2023 and December 31, 2022 is R$ 46,991 and R$ 43,579, respectively.

Consideration payable is financial liability evaluated at amortized cost. Interest expense is calculated using the effective interest method and is recognized in profit or loss as part of financial expense.

(iii)	Contingent consideration

Vinci shall pay an additional consideration in VINP’s Class A shares through an earnout structure to be paid in 2027, up to a maximum number of 1.7 million shares, subject to the achievement of certain fundraising and incremental management fee revenue targets. The amount reflects the fair value of the obligation, based on the terms of the purchase agreement and how the current economic environment is likely to impact it, accordingly to Vinci’s best estimative.

On September 30, 2023, Vinci revaluated the fair value of the obligation based on the economic conditions at the date, resulting in an increase of the contingent consideration fair value. The variation was recognized as an expense in the financial result in the amount of R$ 11,796 for the nine-month period ended September 30, 2023.

15	Retirement plans liabilities

During the second quarter of 2023 Vinci starts its retirement services operations. As of September 30, 2023, active plans are principally accumulation of financial resources through products PGBL (Free Benefit Generator Plan) and VGBL (Free Benefit Generator Life) structured in the form of variable contribution, for the purpose of granting participants with returns based on the accumulated capital in the form of monthly withdraws for a certain term or temporary monthly withdraws.

In this respect, such financial products represent investment contracts that have the legal form of retirement plans, but which do not transfer insurance risk to the Group. Therefore, contributions received from participants are accounted for as liabilities and balance consists of the balance of the participant in the linked Specially Constituted Investment Fund (“FIE”) at the reporting date (Note 5). On September 30, 2023 the Retirement plan liabilities are 34,701.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais, unless otherwise stated

16	Equity

(a)	Capital

The capital comprises 42,447,349 Class A shares and 14,466,239 Class B shares with a par value of US$ 0.00005 each.

The Class A common shares have been approved for listing on the Nasdaq Global Select Market, or Nasdaq, under the symbol "VINP." Vinci has two classes of common shares: Class A common shares and our Class B common shares.

Class B common shares carry rights that are identical to the Class A common shares, except that (1) holders of Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share; (2) holders of Class B common shares have certain conversion rights; (3) holders of Class B common shares are entitled to preemptive rights in the event that additional Class A common shares are issued in order to maintain their proportional ownership interest; and (4) Class B common shares shall not be listed on any stock exchange and will not be publicly traded.

(b)	Transactions costs

Transactions costs comprises the expenses incurred by the Entity in connection with the IPO.

(c)	Retained earnings

Retained earnings comprises the net profit generated by the Entity which were not distributed to their shareholders or approved to be distributed by the Entity management.

(d)	Other reserves

Comprises the exchange variation in investments made on investees which have a functional currency other than Brazilian Reais, the Entity functional currency. When a foreign operation is sold, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

(e)	Dividends

On February 10, 2023, Vinci declared a quarterly dividend distribution of US$ 0.17 per common share to shareholders as of February 28, 2023, totalizing US$ 9,328 (R$ 49,015), paid on March 9, 2023.

On May 11, 2023, Vinci declared a quarterly dividend distribution of US$ 0.16 per common share to shareholders as of May 25, 2023, totalizing US$ 8,729 (R$ 43,651), paid on June 9, 2023.

On August 10, 2023, Vinci declared a quarterly dividend distribution of US$ 0.20 per common share to shareholders as of August 24, 2023, totalizing US$ 10,826 (R$ 53,312), paid on September 5, 2023.

Once dividends are declared and approved by the board of directors, they will be paid on proportional basis to the owners of the common shares.

(f)	Treasury shares

When shares recognized as equity are repurchased, the amount of the consideration paid, which includes directly attributable costs, is recognized as a deduction from equity. Repurchased shares are classified as

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais, unless otherwise stated

treasury shares and are presented in the treasury share reserve. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity and the resulting surplus or deficit on the transaction is presented within the additional paid-in capital.

On May 6, 2021, the Company announced the adoption of its share repurchase program in an aggregate amount of up to R$ 85 million (the “Repurchase Program”). The Repurchase Program may be executed in compliance with Rule 10b-18 under the Exchange Act. The program shall be permitted to commence after the date it is publicly disclosed and does not have a specified expiration date. Buybacks shall be made from time-to-time in the open market and negotiated purchases. The specific prices, numbers of shares and timing of purchase transactions shall be determined by the Company from time to time in its sole discretion.

On September 14, 2021, the Company intended to benefit from the affirmative defense provided by Rule 10b5-1 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934. The Repurchase Program previously approved comply with the requirements of Rule 10b5-1 and will be carried out exclusively by J.P. Morgan Securities LLC (“JPMS”). JPMS acts as agent on behalf of Vinci and in accordance with the following terms:

●	The program is permitted to commence on October 1, 2021 and does not have a specified expiration date.

●	Buybacks shall be made in compliance with Rule 10b5-1(c)(1) under the Exchange Act;

●	The Repurchase Program respects the total amount of up to R$85 million, as previously approved.

On June 16, 2022, the Company announced a share buyback plan and a share repurchase plan to buy back up to R$60.0 million of the Company's outstanding Class A common shares across both plans. These plans are approved to replace the share repurchase plans approved by our board of directors on May 6, 2021 and September 15, 2021, which expired on May 31st, 2022. The plans commenced immediately and will not have specified expiration date (other than when the R$60.0 million buyback limit is reached).

Under the share buyback plan, buybacks may be made from time-to-time in open market and negotiated purchases, effective immediately, in compliance with SEC Rule 10b-18. The specific prices, numbers of shares and timing of purchase transactions will be determined by the Company from time to time in its sole discretion. Additionally, repurchases will be carried out by the agent of the Company from time-to-time in open market and negotiated purchases, in compliance with SEC Rule 10b5-1.

On February 14, 2023, the Company announced a new share buyback plan and a share repurchase plan to buy back up to R$60.0 million of the Company's outstanding Class A common shares across both plans. The new buyback and repurchase plans will commence on the expiration date of the legacy plans and will not have specified expiration dates (other than when the R$60.0 million buyback limit is reached).

From January 1, 2023, to September 30, 2023, 1,630,903 Class A common shares were repurchased, in the amount of R$ 76,960. As detailed in Note 24, 57,413 shares were vested as part of the Restricted Shares Unit Plan. In September 2023 the Company holds 3,041,522 Class A common shares in treasury.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais, unless otherwise stated

(g)	Basic and diluted earnings per share

	Nine months ended September 30		Three months ended September 30
a) Basic earning per share	2023	2022	2023	2022
From continuing operations attributable to the ordinary equity holders of the Entity	2.80	2.85	0.57	1.22
Total basic earning per share attributable to the ordinary equity holders of the Entity	2.80	2.85	0.57	1.22

	Nine months ended September 30		Three months ended September 30
b) Diluted earning per share	2023	2022	2023	2022
From continuing operations attributable to the ordinary equity holders of the Entity	2.71	2.81	0.55	1.20
Total basic earning per share attributable to the ordinary equity holders of the Entity	2.71	2.81	0.55	1.20

c)	Reconciliations of earnings used in calculating earnings per share/quota

	Nine months ended September 30		Three months ended September 30
Basic earnings per share:	2023	2022	2023	2022
Profit attributable to the ordinary equity holders of the Entity used in calculating basic earnings per share:
From continuing operations	156,483	160,911	32,005	69,207
	156,483	160,911	32,005	69,207

	Nine months ended September 30		Three months ended September 30
Diluted earnings per share:	2023	2022	2023	2022
Profit from continuing operations attributable to the ordinary equity holders of the Entity
Used in calculating basic earnings per share	156,483	160,911	32,005	69,207
Used in calculating diluted earnings per share	156,483	160,911	32,005	69,207

d)	Weighted average number of shares used as the denominator

	Nine months ended September 30		Three months ended September 30
	Number 09/30/2023	Number 09/30/2022	Number 09/30/2023	Number 09/30/2022
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share:	55,864,239	56,476,571	56,172,891	56,799,859
Adjustments for calculation of diluted earnings per share:	302,851	-	302,851	-
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	56,167,090	56,476,571	56,475,742	56,799,859

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais, unless otherwise stated

17	Revenue from services rendered

	Nine months ended September 30		Three months ended September 30
	2023	2022	2023	2022

Gross revenue from fund management	314,052	290,319	112,543	101,971
Gross revenue from performance fees	15,648	7,467	2,119	56
Gross revenue from advisory	22,686	19,265	2,499	7,954

Gross revenue from services rendered	352,386	317,051	117,161	109,981

In Brazil	285,915	247,876	97,603	88,143
Abroad	66,471	69,175	19,558	21,838

Taxes and contributions
COFINS	(13,109)	(11,274)	(4,705)	(4,099)
PIS	(2,844)	(2,446)	(1,021)	(889)
ISS	(7,455)	(6,828)	(2,349)	(2,334)

Net revenue from services rendered	328,978	296,503	109,086	102,659

Net revenue from fund management	293,391	271,861	104,745	95,361
Net revenue from performance fees	14,786	7,042	2,058	31
Net revenue from advisory	20,801	17,600	2,283	7,267

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais, unless otherwise stated

18	General and administrative expenses

	Nine months ended September 30		Three months ended September 30
	2023	2022	2023	2022

Personnel (a)	(53,176)	(47,620)	(17,650)	(16,407)
Share-based payments (b)	(10,718)	(8,813)	(5,118)	(5,609)
Profit-sharing (a)	(64,883)	(57,333)	(19,671)	(20,335)
	(128,777)	(113,766)	(42,439)	(42,351)
Third party expenses (c)	(23,267)	(30,709)	(7,964)	(8,274)
Right of use depreciation (d)	(7,437)	(8,049)	(2,246)	(2,751)
Depreciation and amortization (e)	(7,342)	(3,183)	(3,536)	(1,223)
Travel and representations	(2,743)	(3,281)	(959)	(1,469)
Condominium expenses	(2,377)	(2,219)	(607)	(971)
Other operating expenses (f)	(8,857)	(6,408)	(3,987)	(2,729)

	(180,800)	(167,615)	(61,738)	(59,768)

(a)	Personnel and profit-sharing

According to the profit-sharing program and based on Law 10,101 of December 19, 2000 and on objectives established at the beginning of each year, management estimated the payment of profit sharing in the amount of R$ 64,883 (R$ 57,333 on September 30, 2022) for the period ended September 30, 2023.

(b)	Share-based payments

See Note 22 for more details.

(c)	Third party expense

Third party expenses are composed for accounting, advisory, information technology, marketing, and other contracted services.

(d)	Right of use depreciation

See Note 10 for more details.

(e)	Depreciation and amortization

The amount is mainly comprised by property and equipment depreciation and intangible amortization.

(f)	Other operating expenses

The amount is mainly comprised by office expenses, including energy, cleaning, maintenance and conservation, among others several expenses.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais, unless otherwise stated

19	Finance profit/(loss)

	Nine months ended September 30		Three months ended September 30
	2023	2022	2023	2022

Investment income (i)	73,514	76,449	8,680	41,374
Foreign currency variation income	501	2,297	501	211
Financial revenue on sublease agreements	493	305	233	94
Contingent consideration variation	4,051	-	-	-
Other finance income	613	420	404	113

Finance income	79,172	79,471	9,818	41,792

Financial expense on lease agreements	(7,542)	(7,169)	(2,394)	(2,297)
Interest expense on loans and financing (ii)	(11,736)	(1,952)	(3,898)	(1,952)
Bank fees	(84)	(257)	(33)	(155)
Interest and arrears	-	(4)	-	-
Investment losses (i)	(111)	(554)	-	-
Fines on taxes	-	(4)	-	-
Foreign currency variation expense	(775)	(2,986)	-	-
Contingent consideration variation	(15,847)	-	(8,569)	-
Other financial expenses	(80)	-	(80)	-
Finance costs	(36,175)	(12,926)	(14,974)	(4,404)

Finance profit/(loss), net	42,997	66,545	(5,156)	37,388

(i)	Investment income and losses comprises the fair value changes on the financial instruments at fair value through profit or loss. Segregated investment income result is demonstrated below.

	Nine months ended September 30		Three months ended September 30
	2023	2022	2023	2022
Mutual funds and fixed income investments (a)	73,153	76,587	8,350	41,355
Private equity funds	361	(138)	330	19
	73,514	76,449	8,680	41,374

Mutual funds	82	(550)	190	-
Private equity funds	(193)	(4)	(190)	-
	(111)	(554)	-	-

(a)	Vinci Monalisa corresponds to most part of the Group’s investment income.

(ii)	Interest expense on loans and financing comprises the financial result on the Commercial notes and consideration payable related to SPS acquisition. Please see note 14 for more detail.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais, unless otherwise stated

20	Income tax and social contribution

As an exempted company incorporated in the Cayman Islands, Vinci Partners Ltd is subject to Cayman Islands laws, which currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us.

Vinci Partners Ltd subsidiaries, except for Vinci Partners Ltda, Vinci Capital Gestora Ltda, Vinci Soluções de Investimentos Ltda and Vinci Vida e Previdência S.A., are taxed based on the deemed profit.

Vinci has tax losses and negative basis resulting from previous years and deferred income tax and social contribution credits are recognized since there is expectation of future tax results for these companies. The tax credit arising from the tax loss and negative basis under the taxable profit regime on September 30, 2023 is R$ 5,927(R$ 4,912 on December 31, 2022).

No foreign subsidiaries presented net income for taxation of income and social contribution taxes until September 30, 2023 and 2022.

The income tax and social contribution charge on the results for the year can be summarized as follows:

	Nine months ended September 30		Three m7onths ended September 30
	2023	2022	2023	2022

Current income tax	(30,527)	(27,820)	(10,601)	(8,927)
Current social contribution	(10,965)	(10,238)	(3,769)	(3,462)

	(41,492)	(38,058)	(14,370)	(12,389)

Deferred income tax	4,899	2,679	2,997	1,068
Deferred social contribution	1,493	857	998	361

	6,392	3,536	3,995	1,429

	(35,100)	(34,522)	(10,375)	(10,960)

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais, unless otherwise stated

Deferred tax balances

	09/30/2023	12/31/2022
Deferred tax assets
Tax losses	5,927	4,912
Leases	1,295	1,805
RSU	1,868	1,628
Interest expense on obligation for acquisition	1,710	550
Amortization on management Contracts	1,123	346
Total	11,923	9,241

Deferred tax liabilities
Financial revenue	(1,028)	(973)
Estimated revenue	(1,690)	(1,690)
Leases	(295)	(49)
Contingent consideration	(739)	(4,750)
Total Income Tax	(3,752)	(7,462)

Estimated revenue	(878)	(878)
Total (Taxes and contribution)	(878)	(878)

Total deferred tax liabilities	(4,630)	(8,340)

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais, unless otherwise stated

Movements	Tax losses	Leases	RSU	Other (*)	Total
Deferred tax assets
As at December 31, 2021	2,494	2,476	-	-	4,970
to profit and loss	2,418	(671)	1,628	896	4,271
As at December 31, 2022	4,912	1,805	1,628	896	9,241
to profit and loss	1,015	(510)	240	1,937	2,682
As at September 30, 2023	5,927	1,295	1,868	2,833	11,923

(*) Comprises deferred taxes related to interest expense on obligation for ownership acquisition and amortization on management contracts.

Movements	Financial Revenue	Estimated Revenue	Leases	Contingent consideration	Total
Deferred tax liabilities
As at December 31, 2021	(1,815)	(3,201)	-	-	(5,016)
to profit and loss	842	633	(49)	(4,750)	(3,324)
As at December 31, 2022	(973)	(2,568)	(49)	(4,750)	(8,340)
to profit and loss	(55)	-	(246)	4,011	3,710
As at September 30, 2023	(1,028)	(2,568)	(295)	(739)	(4,630)

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais, unless otherwise stated

(a)	Tax effective rate

	Nine months ended September 30		Three months ended September 30
	2023	2022	2023	2022

Profit (loss) before income taxes	191,175	195,433	42,192	80,279
Combined statutory income taxes rate - %	34%	34%	34%	34%
Income tax benefit (expense) at statutory rates	(65,000)	(66,447)	(14,346)	(27,295)
Reconciliation adjustments:
Expenses not deductible	(606)	(55)	(542)	(28)
Tax benefits	173	97	131	32
Share based payments	(329)	(227)	(76)	(71)
Effect of presumed profit of subsidiaries (i) and offshore subsidiaries	30,570	32,123	4,498	16,458

Other additions (exclusions), net	92	(13)	(40)	(168)

Income taxes expenses
Current	(41,492)	(38,058)	(14,370)	(12,501)
Deferred	6,392	3,536	3,995	1,429
	(35,100)	(34,522)	(10,375)	(11,072)

Effective rate	18%	18%	25%	14%

(i)	Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Entity's subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

21	Related parties

(a)	Key management remuneration

The total remuneration (salaries and benefits) of key management personnel, including the Executive Committee, amounted to R$ 5,313 (September 30, 2022 - R$ 5,609).

In accordance with Vinci internal policy, the key management is entitled to receive a profit-sharing compensation for the current year, which was paid in January 2023, after the Management approval. As informed in Note 12, Vinci accrued a provision for profit sharing for the Group as of December 31, 2022.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais, unless otherwise stated

(b)	Receivables from related parties

The Entity receivables from related parties as of September 30, 2023 and December 31, 2022, as shown in the table below:

	09/30/2023	12/31/2022
Vinci Infra Investimentos V2I S.A.	-	79
Cagliari Participações S.A.	4	4
Accadia Participações AS	-	91
Norcia Participações SA	73	56
Laguna Participações S.A.	-	11
VFDL 4 Empreendimentos Imobiliários LTDA	-	3
Vias Participações I S.A.	-	1
Verona Participações Societarias S.A.	-	8
	77	253

(c)	Employees loans and other receivables

As presented in Note 6(i), Vinci may advance payments to its employees. Additionally, Vinci has long-term receivables. The amount will be received from January 31, 2025, in annually instalments until January 31, 2029, and an interest will be charged at commercial rates.

22	Segment reporting

The Entity's reportable segments are those business units which provide different services and are separately managed since each business demands different market strategies.

The main information used by management for assessment of the performance of each segment is the profit by segment for the analysis of the return of these investments.

The information on assets and liabilities by segment is not disclosed in these financial statements because it is not used by management when managing segments. Management does not make an analysis by geographical areas for the management of the Entity's business.

Segments are independently managed, with professionals specifically skilled allocated in each segment.

The Entity's operations are segmented according to the organization and management model approved by management, and they are divided as follows:

Private Market Strategies

Comprises the investments in illiquid funds, as described below:

(i)	Private Equity

The private equity segment has a generalist and control-oriented approach, focusing on growth and turnaround. The primary strategy is value creation pursuing transformation of invested companies, with changes in the growth of revenue, productivity, profitability and management profile, using a proprietary methodology ("Value from the Core").

Another strategy of the segment is focused on sectors resilient to different investment cycles and minority holdings in small and medium enterprises with business models that exhibit high growth

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais, unless otherwise stated

potential and clear, mensurable ESG (Environmental, Social and Governance) goals.

(ii)	Real Estate

The Real Estate Investment Funds segment are focused on shopping centers, logistics, offices, urban real estate and funds of funds, and seek to achieve differentiated returns through an active management of a diversified and quality portfolio. The segment’s objective is also the development of real estate properties, following up to five key steps: origination of opportunities, analysis, execution, monitoring and asset sale.

(iii)	Infrastructure

The infrastructure segment has exposure to real assets through equity and debt instruments, with active in the following sub-segments: power, oil & gas, transportation & logistic and water & sewage. The strategy invests across two sub-strategies: sector-focused funds and structured credit. The fund’s investments are periodically monitored, including the evolution of ESG metrics, financial and operational metrics.

(iv)	Credit

This credit segment is focused on fundamental credit analysis, consistency, and long-term value creation to investors. The area dynamic approach is to tactically allocate capital between assets classes and adapt to different cycles. It is also sourcing of credit instruments with resilient structures and sound collateral packages. The credit strategy invests include for core sub-strategies: infrastructure debt, real estate debt, structured credit and exclusive mandates, following four key steps: origination, analysis, structuring and monitoring.

(v)	Special situations (SPS)

This Special situation segment is focused in complex situations in which financial and human capital are employed to generate superior returns, maintaining adequate risk levels and preserving the interests of all parties involved.

Liquid Strategies

This segment seeks return through operations in public markets, as trading bonds, public stocks and derivatives, among other assets. It is comprised by the investments in liquid funds, as described below:

(i)	Hedge Funds

The hedge fund segment manages funds through Brazilian and international financial instruments such as stock, credit, interest, foreign exchange and commodities. Monitoring and risk control are based on different techniques such as: use of options for high conviction trades, monitoring liquidity conditions for each position, VaR monitoring, scenarios simulations (including stress test), stop loss rules on individual positions and on the portfolio level.

(ii)	Public equities

The public equities segment manages long-term positions based on fundamental analysis of Brazilian publicly traded companies. The mains strategy is through absolute return, dividends, and small caps.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais, unless otherwise stated

Investment products and solutions

Investment products and solutions segments offer financial products on an open platform basis providing portfolio and management services considering medium/long term risk allocation. The strategy aims to provide an advanced investment strategy with alpha generation according to the clients’ targets. The strategy is divided in four sub-strategies: separate exclusive mandates, commingled funds, international allocation and pension plans.

Financial advisory services

The financial advisory services objective is including high value-added to financial and strategic advisory services to entrepreneurs, corporate senior management teams and boards of directors, focusing primarily on IPO advisory and M&A transactions for Brazilian middle-market companies. The financial advisory services team serves as trusted advisors to clients targeting local and/or product expertise in the Brazilian marketplace.

Vinci retirement services

The retirement services focus on planning and building long-term investment portfolios that assist investors to achieve their retirement goals. The retirement services segment started its operations during the first semester of 2023.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais, unless otherwise stated

		Nine-month period ended 09/30/2023
	Private Market Strategies	Liquid Strategies	Investment Products and solutions	Financial Advisory	Vinci Retirement Services	Corporate Center	Total
In Brazil	148,874	62,931	54,408	19,654	48	-	285,915
Abroad	51,133	5,436	7,797	2,105	-	-	66,471
Gross revenue from services rendered	200,007	68,367	62,205	21,759	48	-	352,386
Fund Advisory fee	900	-	27	21,759	-	-	22,686
Fund Management fee	195,931	58,472	59,601	-	48	-	314,052
Fund Performance fee	3,176	9,895	2,577	-	-	-	15,648
Taxes and contributions	(11,589)	(4,138)	(5,875)	(1,805)	(1)	-	(23,408)
Net revenue from services rendered	188,418	64,229	56,330	19,954	47	-	328,978
(-) General and administrative expenses	(34,180)	(17,816)	(15,766)	(7,460)	(5,607)	(89,254)	(170,082)
Share-based payments	(614)	(144)	125	-	-	(10,085)	(10,718)
Operating profit	153,625	46,270	40,689	12,494	(5,560)	(99,339)	148,178
Finance income							79,172
Finance cost							(36,175)
Finance result, net							42,997
Profit before income taxes							191,175
Income taxes							(35,100)
Profit for the period							156,075

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais, unless otherwise stated

		Three-month period ended 09/30/2023
	Private Market Strategies	Liquid Strategies	Investment Products and solutions	Financial Advisory	Vinci Retirement Services	Corporate Center	Total
In Brazil	57,893	19,934	17,548	2,189	39	-	97,603
Abroad	15,842	1,906	1,810	-	-	-	19,558
Gross revenue from services rendered	73,735	21,840	19,358	2,189	39	-	117,161
Fund Advisory fee	300	-	10	2,189	-	-	2,499
Fund Management fee	72,944	20,226	19,334	-	39	-	112,543
Fund Performance fee	491	1,614	14	-	-	-	2,119
Taxes and contributions	(4,674)	(1,308)	(1,903)	(189)	(1)	-	(8,075)
Net revenue from services rendered	69,061	20,532	17,455	2,000	38	-	109,086
(-) General and administrative expenses	(12,143)	(5,099)	(4,735)	(980)	(2,299)	(31,365)	(56,620)
Share-based payments	(177)	(36)	(30)	-	-	(4,875)	(5,118)
Operating profit	56,742	15,398	12,690	1,020	(2,261)	(36,240)	47,348
Finance income							9,818
Finance cost							(14,974)
Finance result, net							(5,156)
Profit before income taxes							42,192
Income taxes							(10,375)
Profit for the period							31,817

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais, unless otherwise stated

		Nine-month period ended 09/30/2022
	Private Market Strategies	Liquid Strategies	Investment Products and solutions	Financial Advisory	Vinci Retirement Services	Corporate Center	Total
In Brazil	103,560	65,856	60,641	17,819	-	-	247,876
Abroad	53,080	5,022	11,073	-	-	-	69,175
Gross revenue from services rendered	156,640	70,878	71,714	17,819	-	-	317,051
Fund Advisory fee	1,422	-	24	17,819	-	-	19,265
Fund Management fee	155,433	65,682	69,204	-	-	-	290,319
Fund Performance fee	(215)	5,196	2,486	-	-	-	7,467
Taxes and contributions	(8,176)	(4,326)	(6,505)	(1,541)	-	-	(20,548)
Net revenue from services rendered	148,464	66,552	65,209	16,278	-	-	296,503
(-) General and administrative expenses	(31,462)	(14,867)	(12,447)	(4,460)	(4,403)	(91,163)	(158,802)
Share-based payments	(877)	(175)	(315)	-	-	(7,446)	(8,813)
Operating profit	116,125	51,510	52,447	11,818	(4,403)	(98,609)	128,888
Finance income							98,896
Finance cost							(32,351)
Finance result, net							66,545
Profit before income taxes							195,433
Income taxes							(34,522)
Profit for the period							160,911

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais, unless otherwise stated

		Three-month period ended 09/30/2022
	Private Market Strategies	Liquid Strategies	Investment Products and solutions	Financial Advisory	Vinci Retirement Services	Corporate Center	Total
In Brazil	36,833	22,046	21,930	7,334	-	-	88,143
Abroad	16,948	1,599	3,291	-	-	-	21,838
Gross revenue from services rendered	53,781	23,645	25,221	7,334	-	-	109,981
Fund Advisory fee	612	-	8	7,334	-	-	7,954
Fund Management fee	55,882	22,187	23,902	-	-	-	101,971
Fund Performance fee	(2,713)	1,458	1,311	-	-	-	56
Taxes and contributions	(2,831)	(1,501)	(2,356)	(634)	-	-	(7,322)
Net revenue from services rendered	50,950	22,144	22,865	6,700	-	-	102,659
(-) General and administrative expenses	(11,065)	(4,171)	(2,962)	(1,433)	(1,349)	(33,179)	(54,159)
Share-based payments	(275)	(54)	(98)	-	-	(5,182)	(5,609)
Operating profit	39,610	17,919	19,805	5,267	(1,349)	(38,361)	42,891
Finance income							44,704
Finance cost							(7,316)
Finance result, net							37,388
Profit before income taxes							80,279
Income taxes							(11,072)
Profit for the period							69,207

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais, unless otherwise stated

23	Legal Claims

As of September 30, 2023, and December 31, 2022, the Entity is not aware of disputes classified as probable chance of loss.

Find below the disputes classified as possible chance of loss segregated into labor, tax and civil.

	09/30/2023	12/31/2022

Tax	21,821	20,452
Labor	780	1,967
Total	22,601	22,419

Tax Claims

Vinci Gestora de Recursos Ltda. is a party to a tax administrative proceeding in course arising from the payment of social security contributions (employer's portion and Work Accident Insurance (SAT)) in 2011, charged on amounts paid by virtue of quota of profits and results, totaling R$ 3,617.

Vinci Equities Gestora de Recursos Ltda. has one proceeding related to the requirement of ISS (excise tax) under rendered services to investment funds located abroad in the amount of R$ 240. Supported by the opinion of its legal advisors, management classified these proceedings as having a possible risk of loss and did not record a provision for contingencies related to these proceedings.

On March 21, 2018, the Brazilian federal revenue opened a tax assessment against Vinci Equities for the collection of open debts of IRPJ, CSLL, PIS and COFINS in the amount of R$ 17,942 for the calendar year of 2013.

24	Share-based payments

The Entity provides benefits to its employees through a share-based incentive. The following item refers to the outstanding plan on September 30, 2023.

Stock Options

May 2021

On May 6, 2021, the Entity launched a Stock Option Plan (“SOP” or “Plan”) in order to grant stock options to certain key employees (“Participants”) to incentivize and reward such individuals. These awards are scheduled to vest over a three-year period and the holders of vested options are entitled to purchase shares at the market price of the shares at grant date. This right may be subject to certain conditions to be imposed by the Entity and aims at aligning the interests of the Entity's shareholders with those of the Participants. Each option will entitle the Participant to acquire 1 Class A common shares issued by the Company. The key terms and conditions related to the grants under the SOP are as follows:

# Tranche	Period in months when options will become potentially suitable for exercise (“Grace Period”)	Limit per tranche
		(percentage of the number of options granted)	(quantity of the number of options granted)
1st tranche	12	20%	332,498
2nd tranche	24	20%	332,498
3rd tranche	36	60%	997,485

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais, unless otherwise stated

The fair value of each stock option granted was estimated at the grant date based on the Black-Scholes-Merton pricing model.

Dividend yield (%)	5
Expected volatility (%)	35
Risk-free rate of return (%)	0.40
Vesting period of options (years)	3
Strike price	US$ 18.00
Spot price	US$ 11.22
Pricing model	Black-Scholes-Merton

The initial date of Grace Period for the options granted will be February 1st, 2021, the Company’s Initial Public Offer settlement day. The Participant will have the right to exercise their vested options from the third anniversary of the date of execution of the program up to 1 year, after which the referred options will be automatically forfeited, in full, regardless of prior notice or notification, and without the right to any indemnity. No Participant will have any of the rights and privileges of the Company's shareholders until the options are duly exercised and the shares under the options are acquired by the Participant.

The issue or purchase price of the shares to be subscribed or purchased by the Participants (“Exercise Price”) will be US$18.00. The Exercise Price will be reduced by the amount in dollars per share distributed to its shareholders from the date of execution of this Plan, whether as dividends, interest on equity, redemption, capital reduction or other events defined by the Board of Directors.

The maximum number of shares available for the exercise of options under this plan is limited to 5% of the total share capital of the Company at any time, on a fully diluted basis, taking into account also the options granted under this Plan.

As of September 30, 2023, there are stock options outstanding with respect to 1,482,753 Class A common shares.

The total expense recognized for the programs for the nine-month period ended September 30, 2023 was R$ 804 (September 30, 2022 was R$ 1,338).

February 2023

In February 2023, the Board of Directors approved a second Stock Option Plan, which aims to grant up to 1,150,000 options, each entitling the beneficiary to purchase one Class A common share. Such options have an exercise price per share equal to US$9.96; provided that, unless otherwise provided for in an option agreement, this exercise price will be reduced by the amount per share distributed to our shareholders from the date of the grant of the option, whether as dividends, interest on capital, redemption, capital reduction or others. Options will become eligible to be exercised in May 2026. During the second quarter of 2023 the Entity and its subsidiaries issued stock option in connection to the related Plan.

As of September 30, 2023, there are stock options outstanding with respect to 1,116,884 Class A common shares.

The total expense recognized for the programs for the period ended September 30, 2023 was R$ 1,482.

Restricted Share Unit (RSU)

a)	Restricted Shares Units Plan

On April 04, 2022, the Entity announced its Restricted Share Unit Award Plan (“Plan”). The purpose of this Plan is to provide the opportunity for officers and employees of Vinci and its Subsidiaries, as elected by the Executive Compensation Committee, to receive restricted Shares (“RSU”). Shares representing up to 1.65% of the total amount of the capital stock of the Company, which equals, on this date, approximately 950.000 shares.

Under the Plan, stocks are awarded to the recipient upon their grant date. Subject to the terms of the Plan, each RSU shall grant the beneficiary the right to receive one (1) share, subject to the satisfaction of the conditions for acquisition of the shares. The RSUs

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais, unless otherwise stated

awarded to the beneficiary shall be vested in different tranches, as long as the service condition is fulfilled and verified. The vesting dates may vary from 1 to 6 years after the granted date, accordingly to the dates defined in each Restricted Share Unit Award Agreement.

If an eligible participant ceases its relationship with the Group, within the vesting period, the rights will be forfeited, except in limited circumstances.

b)	Fair value of shares granted

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model and underlying assumptions, which depends on the terms and conditions of the grant and the information available at the grant date.

The Company uses certain assumptions to determine the RSUs fair value at the granted date, including the following:

• Market value of the shares at the granted date.

• Estimative of dividend yield and the US interest rate for the years comprised from the granted date until the vesting dates.

These estimates also require determination of the most appropriate inputs to the valuation models including assumptions regarding the expected life of a share-based payment.

c)	Outstanding shares granted and valuation inputs

During the second quarter of 2023 57,413 RSUs were vested, remaining outstanding 690,557 RSUs as of September 30, 2023. Total compensation expense of the plans for the nine-month period ended September 30,2023 was R$ 8,432, including R$ 2,812 of social charges provisions (R$ 1,865 for the nine-month period ended September 30, 2022, including R$ 476 of social charges).

25	Deferred Revenue

In accordance with the Partnership Agreement of Vinci Private Equity and Vinci Impact and Return Offshore Funds, management fees are payable in advance semiannually on January 1 and July 1. The revenue fees are recognized monthly on a linear basis during the semester. The deferred revenue balance in September is R$12,498.

26	Subsequent Events

Ares Strategic Partnership Agreement

October 10, 2023, Vinci and Ares Management Corporation (“Ares”) announced an agreement to form a strategic partnership to accelerate the growth of Vinci's platform in Latin America and to collaborate on distribution, product development and other business opportunities. In connection with the formation of the strategic partnership, an affiliate of Ares will concurrently make a US$100 million investment in new Series A Convertible Preferred Shares to be issued by Vinci, subject to customary closing conditions, pursuant to a securities purchase agreement

The Series A Convertible Preferred Shares will be entitled to cumulative dividends payable quarterly in cash at a rate of 8.00% per annum. The dividend rate is subject to increase to 10.00% per annum in the case of certain breaches by the Company of its obligations under the Certificate of Designations.

The Series A Convertible Preferred Shares will be convertible at the option of the holders at any time after the closing of the issuance into Class A Common Shares at an initial conversion rate of 73.5402 Class A Common Shares for each Series A Convertible Preferred Share, which represents an initial conversion price of approximately $13.60 per Class A Common Share.

Under certain conditions, Vinci may redeem, following the dissolution or termination of the strategic partnership with Ares, and prior to the one-year anniversary of such dissolution or termination, for cash all, or, if Ares no longer holds all Series A Convertible Preferred Shares, all of the Series A Convertible Preferred Shares held by Ares and any whole number of Series A Convertible Preferred Shares held by such other holders

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais, unless otherwise stated

Treasury shares acquisition

According to the Repurchase Program (Note 16(f)), from October 01, 2023 to October 23, 2023, 93,249 Class A common shares were repurchased by the Entity, in the amount of R$ 4,991.